ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 www.orbitalcorp.com.au
ASX Code: OEC
NYSE Amex Code: OBT
FOR IMMEDIATE RELEASE: 24 May 2012

Orbital - Market Update

PERTH, AUSTRALIA – Orbital provides a market update for FY2012 as follows:

Consulting Services

As disclosed in February 2012, Orbital’s Consulting Services order book of $1,190,000 at 31 January 2012 was lower than historical levels (30 June 2011 $3,870,000), and internal targets.

We are pleased to note that having secured an order of approximately $4.7 million to supply engines for use in unmanned aircraft systems (as disclosed in a separate announcement dated 24 May 2012) the order book is now at target levels; however the revenue from this order will not be recorded until FY2013.

Resources have been managed tightly and redeployed into prospective research and development activities. As a result of the above, revenue generated by the Orbital Consulting Services business in the current half year will be significantly below target and the 1st half, resulting in a negative segment result for the 2nd half.

Alternative Fuels

The LPG market in Australia has continued to be subdued with LPG conversions and Ford volumes at lower levels than recent years. Orbital’s aftermarket and OE Alternative Fuels businesses have managed their operating costs and despite the subdued markets are expected to generate a positive result for the 2nd half and full year.

Synerject

As anticipated and disclosed in February 2012 Synerject sales in the 2nd half are lower than the record 1st half and last year with contraction in the Taiwanese scooter market not being fully offset by improvements in the marine and recreational markets.  Synerject continues to be profitable and cash flow positive however the equity accounted profit from Synerject will be lower than the 2nd half last year.

Consolidated Result

As a result of the performance of the Consulting Services business and lower contribution from Synerject, it is anticipated that the consolidated loss in the 2nd half year and the full year will be approximately $3 million.

Outlook FY2013

The Orbital Board is targeting a significant increase in revenue and a return to profits in FY2013.

Capital management

In light of the reduced consulting services revenue in this reporting period, and the anticipated increase in sales with associated working capital requirements in FY2013, the Orbital Board is reviewing capital management options.

ENDS

CONTACTS	Terry Stinson CEO & Managing Director Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the NYSE AMEX (OBT).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.